EDGAR Submission Header Summary

Submission Type	**8-K**
Live File	**on**
Return Copy	**on**
Submission Contact	**Jennifer Ackart**
Submission Contact Phone Number	**727-567-4303**
Exchange	**NONE**
Confirming Copy	**off**
Filer CIK	**0000720005**
Filer CCC	**xxxxxxxx**
Period of Report	**02/23/11**
Item IDs	**7.01**
	9.01
Notify via Filing website Only	**off**
Emails	**doug.krueger@raymondjames.com**
	michael.castellani@raymondjames.com
	jennifer.ackart@raymondjames.com
	jonathan.oorlog@raymondjames.com
	mike.badal@raymondjames.com
	megan.nelson@raymondjames.com
	rjbank-finance@rjlan.rjf.com
	nancy.coan@raymondjames.com
	jesus.jimenez@raymondjames.com

Documents

8-K	**k802232011.htm**
	8K
GRAPHIC	**logo.jpg**
EX-99.1	**ex99_1.htm**
	January 2011 Operating Data Release
8-K	**submissionpdf.pdf**
	PDF

Module and Segment References

SEC EDGAR XFDL Submission Header


```
<?xml version="1.0"?>
<XFDL version="5.0.0">
	<page sid="PAGE1">
		<combobox sid="SubTable_submissionType_"><value>8-K</value></combobox>
		<radio sid="SubTable_live_"><value>on</value></radio>
		<check sid="SubFlag_returnCopyFlag_"><value>on</value></check>
		<field sid="SubContact_contactName_"><value>Jennifer Ackart</value></field>
		<field sid="SubContact_contactPhoneNumber_"><value>727-567-4303</value></field>
		<popup sid="SubSro_sroId_"><value>NONE</value></popup>
		<check sid="SubFlag_confirmingCopyFlag_"><value>off</value></check>
		<field sid="SubFiler_filerId_"><value>0000720005</value></field>
		<field sid="SubFiler_filerCcc_"><value>aw6c#pmc</value></field>

		<field sid="SubTable_periodOfReport_"><value>02/23/11</value></field>
		<combobox sid="SubItem_itemId_"><value>7.01</value></combobox>
		<combobox sid="SubItem_itemId_1"><value>9.01</value></combobox>
	</page>
	<page sid="PAGE2">
		<field sid="SubDocument_conformedName_"><value>k802232011.htm</value></field>
		<combobox sid="SubDocument_conformedDocumentType_"><value>8-K</value></combobox>
		<field sid="SubDocument_description_"><value>8K</value></field>
		<data sid="data1"><filename>k802232011.htm</filename><mimedata /></data>
		<field sid="SubDocument_conformedName_1"><value>logo.jpg</value></field>
		<combobox sid="SubDocument_conformedDocumentType_1"><value>GRAPHIC</value></combobox>
		<data sid="data2"><filename>logo.jpg</filename><mimedata /></data>
		<field sid="SubDocument_conformedName_2"><value>ex99_1.htm</value></field>
		<combobox sid="SubDocument_conformedDocumentType_2"><value>EX-99.1</value></combobox>
		<field sid="SubDocument_description_2"><value>January 2011 Operating Data Release</value></field>
		<data sid="data3"><filename>ex99_1.htm</filename><mimedata /></data>
		<field sid="SubDocument_conformedName_3"><value>submissionpdf.pdf</value></field>
		<combobox sid="SubDocument_conformedDocumentType_3"><value>8-K</value></combobox>
		<field sid="SubDocument_description_3"><value>PDF</value></field>
		<data sid="data4"><filename>submissionpdf.pdf</filename><mimedata /></data>
	</page>
	<page sid="PAGE3">
		<check sid="SubFlag_overrideInternetFlag_"><value>off</value></check>
		<field sid="SubInternet_internetAddress_"><value>doug.krueger@raymondjames.com</value></field>
		<field sid="SubInternet_internetAddress_1"><value>michael.castellani@raymondjames.com</value></field>
		<field sid="SubInternet_internetAddress_2"><value>jennifer.ackart@raymondjames.com</value></field>
		<field sid="SubInternet_internetAddress_3"><value>jonathan.oorlog@raymondjames.com</value></field>
		<field sid="SubInternet_internetAddress_4"><value>mike.badal@raymondjames.com</value></field>
		<field sid="SubInternet_internetAddress_5"><value>megan.nelson@raymondjames.com</value></field>
		<field sid="SubInternet_internetAddress_6"><value>rjbank-finance@rjlan.rjf.com</value></field>
		<field sid="SubInternet_internetAddress_7"><value>nancy.coan@raymondjames.com</value></field>
		<field sid="SubInternet_internetAddress_8"><value>jesus.jimenez@raymondjames.com</value></field>
	</page>
</XFDL>
```

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

February 23, 2011
Date of report (date of earliest event reported)

Raymond James Financial, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Florida
(State or Other Jurisdiction of Incorporation)

1-9109	**59-1517485**
(Commission File Number)	(IRS Employer Identification No.)

880 Carillon Parkway St. Petersburg, FL 33716
(Address of Principal Executive Offices) (Zip Code)

(727) 567-1000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 Regulation FD Disclosure

On February 23, 2011, Raymond James Financial, Inc. issued a press release disclosing operating data for January 2011.

The information furnished herein, including Exhibit 99.1, is not deemed to be "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section. This information will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference.

Item 9.01 Financial Statements and Exhibits

      (d) The following is filed as an exhibit to this report:

Exhibit No.

      99.1 Press release dated February 23, 2011, issued by Raymond James Financial, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RAYMOND JAMES FINANCIAL, INC.

Date: February 23, 2011   By: /s/ Jeffrey P. Julien
                                         Jeffrey P. Julien
                                         Executive Vice President - Finance
                                         and Chief Financial Officer

RAYMOND JAMES®

February 23, 2011
FOR IMMEDIATE RELEASE

RAYMOND JAMES FINANCIAL
REPORTS JANUARY 2011 OPERATING DATA

ST. PETERSBURG, Fla. – In an effort to provide timely information to enable analysts and investors to stay better informed about the general trends in our major business segments, we are releasing selected operating statistics. Due to the limited nature of this data, a consistent correlation to earnings should not be assumed.

"Overall, our performance continues to improve with the economy," stated CEO Paul Reilly. "Securities commissions and fees were up 20 percent over last year, and 6 percent over last month on a daily basis. Assets Under Administration were up slightly to a new all-time record of $266 billion, as were Assets Under Management (excluding money market funds) at $33.7 billion.

"Although the number of lead managed deals was down from December's robust month, Investment Banking had a good month when considering strong M&A activity," added Reilly. "Fixed Income trading profits returned to a more normalized level in January.

"Bank loans were down slightly due to payoffs. The origination pipeline continues to strengthen; however, the market is extremely competitive," added Reilly.

"We are well positioned to grow with an improving market. Although we are optimistic that the economy will continue to slowly recover, market corrections often occur during prolonged market rallies. Additionally, as we have seen recently, the market is affected by global political and economic uncertainty."

About Raymond James Financial, Inc.

Raymond James Financial (NYSE-RJF) is a Florida-based diversified holding company providing financial services to individuals, corporations and municipalities through its subsidiary companies. Its three principal wholly owned broker/dealers, Raymond James & Associates, Raymond James Financial Services and Raymond James Ltd. have more than 5,300 financial advisors serving 1.9 million accounts in 2,300 locations throughout the United States, Canada and overseas. In addition, total client assets are approximately $266 billion, of which approximately $34 billion are managed by the firm's asset management subsidiaries.

To the extent that Raymond James makes or publishes forward-looking statements (regarding management expectations, strategic objectives, business prospects, anticipated expense savings, financial results, anticipated results of litigation and regulatory proceedings, and other similar matters), a variety of factors, many of which are beyond Raymond James' control, could cause actual results and experiences to differ materially from the expectations and objectives expressed in these statements. These factors are described in Raymond James' 2010 annual report on Form 10-K and the quarterly report on Form 10-Q for the quarter ended December 31, 2010, which are available on RAYMONDJAMES.COM and SEC.GOV.

	January 2011 (20 business days)	January 2010 (19 business days)	December 2010 (22 business days)
Securities commissions and fees [1]	$186.2 mil.	$ 155.6 mil.	$ 193.9 mil.
Total client assets under administration	$266 bil.	$ 229 bil.	$ 262 bil.
# of lead managed underwritings [2]	6	3	14
Financial Assets Under Management (excluding Money Market Funds) [3]	$ 33.7 bil.	$ 26.9 bil.	$ 33.4 bil.
Raymond James Bank total loans, net	$ 6.0 bil.	$ 6.5 bil.	$ 6.1 bil.

(1) Includes all securities commissions and fees generated by our financial advisors, both private client and institutional.
(2) This is only one of several key revenue sources for the capital markets segment; other key revenue sources include institutional sales commissions, M&A and co-managed deals and transaction fees.
(3) This is the primary revenue driver for the asset management segment. Investment advisory fees are based on a percentage of assets at either a single point in time within the quarter, typically the beginning or end of a quarter, or the "average daily" balances of assets under management.

For more information, please contact Steve Hollister at 727-567-2824.
Please visit the Raymond James Press Center at raymondjames.com/media.